Exhibit 14

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

In addition to any code of business conduct and ethics that from time to time may be applicable to directors and employees of the Company, the Chief Executive Officer and senior financial officers are subject to the following policies:

1.             The Chief Executive Officer and all senior financial officers are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission.  Accordingly, it is the responsibility of the Chief Executive Officer and each senior financial officer promptly to bring to the attention of the Board of Directors any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings.

2.             The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Board of Directors and, if applicable, the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

3.             The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Board of Directors and, if applicable, to the Audit Committee any information he or she may have concerning any violation of any code of business conduct and ethics then maintained by the Company, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

4.             The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Board of Directors and, if applicable, to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of any code of business conduct and ethics or of these additional policies.

5.             The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of any code of business conduct and ethics or of these additional policies by the Chief Executive Officer and the Company’s senior financial officers.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to any code of business conduct and ethics and to these additional policies, and shall include written notices to the individual involved that the Board of Directors has determined that there has been a violation, censure by the Board of Directors, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board of Directors), and termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.